May 2, 2017

VIA EDGAR CORRESPONDENCE
Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    Barnes & Noble Education, Inc.
Form 10-K for Fiscal Year Ended April 30, 2016
Filed June 29, 2016
Form 10-Q for Fiscal Quarter Ended January 28, 2017
Filed February 28, 2017
File No. 001-37499

Dear Ms. Thompson:

As Chief Financial Officer of Barnes & Noble Education, Inc. (the “Company”), I am responding to your letter dated April 7, 2017 (the “Comment Letter”) to Max J. Roberts, the Company’s Chief Executive Officer. To facilitate your review, each comment in the Comment Letter is set forth below in bold type and my corresponding response appears below it in ordinary type.
Form 10-K for Fiscal Year Ended April 30, 2016
Item 8. Financial Statements and Supplementary Data
Note 2. Summary of Significant Accounting Policies
Merchandise Inventories, page 53

1.
We note your disclosure that market value of your inventory is determined based on its estimated net realizable value, which is generally the selling price. Please clarify why you do not indicate net realizable value is based on estimated selling prices less normally predictable costs of completion, disposal and transportation, as defined in ASC 330-10-20 and discussed in ASC 330-10-35. Please revise or advise us why you believe no revision is necessary.

Response:
We will revise our disclosure in future filings to clarify that disposal and transportation costs, where reasonably predictable, are factored into the determination of estimated net realizable value for our merchandise inventories in accordance with the guidance of ASC 330-10-35. Our inventory is comprised of finished goods and we do not incur costs to complete the products in our inventory. In future filings, we will add the underlined language below to our previous disclosure as follows:
“Market value of our inventory, which is all purchased finished goods, is determined based on its estimated net realizable value, which is generally the selling price less normally predictable costs of disposal and transportation.”

Property and Equipment, page 54

2.
We note your disclosure in footnote (a) that leasehold improvements are capitalized and depreciated over the terms of the respective leases. Please confirm whether or not you depreciate leasehold improvements over the shorter of the lease term or the useful life of the improvements pursuant to the guidance in ASC 840-10-35-6. If you follow such guidance, please revise your disclosures accordingly.

Response:
We confirm that our leasehold improvements are depreciated over the shorter of the lease term, or the useful life of the improvements, as required by the guidance of ASC 840-10-35-6. We will revise our disclosure in future filings to include this clarification with the underlined language added to our previous disclosure as follows:
“Leasehold improvements are capitalized and depreciated over the shorter of the lease term or the useful life of the improvements, ranging from one to 15 years.”

Revenue Recognition and Deferred Revenue, page 55

3.
We note your disclosure that you recognize revenue from the rental of digital textbooks at the time of sale and that once the digital content is delivered to the customer your performance obligation is complete. Please explain how your performance obligation is complete at the time of sale. Also clarify whether you recognize revenue from the rental of digital textbooks gross as a principal or net as an agent and the reasons supporting your accounting treatment. If such revenues are recognized net, please disclose such information in future filings.

Response:
The rental of a digital textbook allows the customer unrestricted access to digital content for a fixed period of time, typically 180 days or less, via our Yuzu® eTextbook reading platform. Once the digital rental product is purchased by our customer, the content is made available either directly through their Yuzu® digital library or via a redeemable access code provided at the time of purchase. Additionally, we have outsourced the hosting and delivery of eTextbooks to a third-party (Vital Source Technologies, Inc.) which is providing service under the Yuzu® brand. As with the purchase of our other physical or digital products offerings, the customer has full access to the content immediately following the purchase of the digital rental. For digital purchases, our policy is that we do not offer refunds on digital content once accessed. We have an obligation to deliver the purchased content to the customer and, regardless of the format (with expiration date or without)

or the method of delivery (direct insert to locker or issuance of access codes), the content is considered delivered when the customer is granted the right to access the content. Additionally, we have evaluated the ongoing commitments and costs after delivery of the digital textbook rental and have determined them to be immaterial. As such, no deferral of the digital textbook rental revenue was deemed necessary as delivery, in all material aspects, was completed at the time of the digital textbook rental sale.
We provide digital textbook rentals to customers that fall broadly under two sales models: agency or reseller. We have considered all the relevant indicators listed within ASC 605-45-45 and determined that we hold similar obligations under each of the respective sales models with regard to the following indicators:

•	We do not have discretion in supplier selection as the specific titles are adopted by the schools or individual professors and are publisher specific (ASC 605-45-45-10).

•	We review and test the product specifications under both models to ensure compatibility of the content with Yuzu® eTextbook reading functionality (ASC 605-45-45-11).

•	We have credit risk under both models (ASC 605-45-45-13).
The distinction between the agency model and reseller model is the ability to establish the selling price of the product. Specifically:

•	Under an agency model, we do not have the ability to establish the selling price and are instead compensated either with a fixed percentage or dollar amount per transaction. (ASC 605-45-45-17).

•	Under a reseller model, we have discretion in establishing the selling price. (ASC 605-45-45-8).
The majority of our digital textbook rental sales are recognized under an agency model. Sales under an agency model are recognized on a net basis as the fixed compensation amount received is an indicator of net revenue reporting under ASC 605-45-45-17. Conversely, given that the ability to establish the selling price is an indicator of gross revenue reporting under ASC 605-45-45-8, we recognize sales under the reseller model on a gross basis.
In future filings, we will modify the disclosure and add the underlined language below to our previous disclosure as follows:
We rent both physical and digital textbooks. Revenue from the rental of physical textbooks is deferred and recognized over the rental period commencing at point of sale. We offer a buyout option to allow the purchase of a rented book at the end of the rental period. We record the buyout purchase when the customer exercises and pays the buyout option price. In these instances, we would accelerate any remaining deferred rental revenue at the point of sale.
Revenue from the rental of digital textbooks is recognized at time of sale. A software feature is embedded within the content of our digital textbooks, such that upon expiration of the rental term the customer is no longer able to access the content. While the digital rental allows the customer to access digital content for a fixed period of time, once the digital content is delivered to the customer our performance obligation is complete. We primarily record digital textbook rental sales on a net basis in accordance with ASC 605-45-45, Reporting Revenue Gross as a Principal versus Net as an Agent.

Change in Accounting Principle and Error Corrections, page 56

4.
We note your disclosure here and in Note 9 that you corrected two errors in your May 2, 2015 balance sheet, including an error correction impacting cash and accounts payable and an intercompany LIFO tax reserve error correction impacting other long-term liabilities and the Parent company investment. Please address the following comments related to these errors:

•	Tell us in further detail the nature of your intercompany LIFO reserve tax error. In doing so, explain why the error had no impact on your income and cash flows.

•	Provide us with your materiality analysis under SAB Topic 1:M that supports your determination that these errors were not qualitatively or quantitatively material.

•
Tell us how you considered the impact of these errors on your conclusions with respect to the effectiveness of your internal control over financial reporting and your disclosure controls and procedures.

Response:
Intercompany LIFO Reserve Tax Error
During the first quarter of Fiscal Year 2016, we identified an immaterial balance sheet error correction, resulting in an increase to other long-term liabilities and a decrease to Parent company investment by $63.5 million and $58.3 for the periods ended as of May 2, 2015 (Fiscal Year 2015) and August 2, 2014 (Fiscal Year 2014), respectively.
The LIFO reserve tax matter related to a non-routine process that occurred only as a result of the spin-off transaction from Barnes & Noble, Inc., (the “Former Parent”) and creation of our carve-out financial statements. Historically, the LIFO reserve was included in intercompany liabilities with our Former Parent, along with the regular income tax liability associated with our operations. During the financial statement close process, our Former Parent would adjust the LIFO reserve balance out of intercompany to appropriately reflect it as a long-term liability on their consolidated balance sheet. In connection with the spin-off transaction, our Former Parent agreed to forgive the then current intercompany payable from us, inclusive of the taxes payable related to our operations. After the calculation of the income tax provision, the entire intercompany liability balance was then deemed contributed to capital by our Former Parent. This had the effect of eliminating the long-term tax liability that we will ultimately be obligated to pay to the taxing authorities as the LIFO reserve reverses. However, the liability should not have been deemed contributed as the long-term obligation to the tax authority is required to remain with us as we would be legally obligated to pay that amount when due.
Therefore, we corrected the balance sheet classification error between equity (overstated) and long-term payables (understated) and determined there was no impact to the income statement, cash or working capital. We also reviewed all other tax and intercompany accounts and no other amounts were inappropriately classified. There was a cash flow statement classification change in other long-term liabilities (overstated cash flow from operations) and net transfer from Parent (understated cash flow from financing).
Based on the quantitative and qualitative discussion below, we assessed the materiality of the error to determine if the previously issued Fiscal Year 2015 and Fiscal Year 2014 consolidated financial statements should be restated and reissued and determined that no restatement was necessary.

Materiality Assessment -Quantitative Considerations
There was no impact on the following items had the tax liability been correctly reflected in other long-term liabilities rather than Parent company investment for any of the periods presented.

• Pre-tax Net Income	• Cash and Cash Equivalents
• Income Tax Expense	• Working Capital
• Net Income	• Bank Covenants
• Earnings Per Share	• Non-GAAP Measures
• Total Assets	• Net Increase/Decrease in Cash and Cash Equivalents
The following reflects the impact of the LIFO tax classification error, and does not include the subsequently identified correction related to Cash and Accounts Payable that is further discussed in the subsection below, for the periods presented (in thousands of dollars, except percentages):

	Fiscal Year
	2015	2014
Total Revenues
As Reported	1,772,998	1,747,922
Corrected	1,772,998	1,747,922
Net Change	—	—
% Change	0%	0%

EBITDA
As Reported	84,069	106,339
Corrected	84,069	106,339
Net Change	—	—
% Change	0%	0%

Net Income
As Reported	19,132	35,106
Corrected	19,132	35,106
Net Change	—	—
% Change	0%	0%

Cash and Cash Equivalents
As Reported	59,714	144,269
Corrected	59,714	144,269
Net Change	—	—
% Change	0%	0%

Total Assets
As Reported	1,129,924	1,143,760
Corrected	1,129,924	1,143,760
Net Change	—	—
% Change	0%	0%

Total Liabilities
As Reported	339,796	335,825
Corrected	403,255	394,123
Net Change	63,459	58,298
% Change	18.7%	17.4%

Total Parent Investment/(Equity)
As Reported	790,128	424,538
Corrected	726,669	366,240
Net Change	(63,459)	(58,298)
% Change	(8.0)%	(13.7)%

Total Parent Investment/PMI Shareholders’ Equity
Adjusted [1]	790,128	807,935
Corrected	726,669	749,637
Net Change	(63,459)	(58,298)
% Change	(8.0)%	(7.2)%

Net cash flow provided by operating activities
As Reported	13,520	65,804
Corrected	18,681	61,609
Net Change[2]	5,161	(4,195)
% Change	38.2%	(6.4)%

Net cash flow (used in) provided by financing activities
As Reported	32,527	60,490
Corrected	(45,051)	64,685
Net Change[2]	(5,161)	4,195
% Change	12.9%	6.9%

Net increase/decrease in cash and cash equivalents
As Reported	(84,555)	88,849
Corrected	(84,555)	88,849
Net Change	—	—
% Change	0%	0%

LIFO Long-Term Payable	63,459	58,298

Preferred membership interests[1]	—	383,397

1 - Shown for informational purposes. Microsoft and Pearson previously had an investment in BNED which was terminated FY15. This is the driver of the difference in equity between FY15 and FY14. When including the Preferred membership interests as equity, the impact of the error is consistent for all years.

2 - The Net Change balance identified for the respective periods above is the amount specific to the LIFO Reserve tax matter correction.
Based upon the quantitative analysis above, there was no impact to the income statement. While there was an impact of approximately $4.2 million and $5.2 million shifting between operating and financing cash flows in Fiscal Year 2014 and Fiscal Year 2015, respectively, there was no impact to cash and cash equivalents overall. There is a material quantitative balance sheet impact to long-term liabilities and equity, but based upon the qualitative considerations discussed below, we believe that, when taken in the context of the entire balance sheet, this is an immaterial balance sheet error correction.

Materiality Assessment - Qualitative Considerations
We considered certain qualitative factors set forth in SAB Topic 1:M related guidance and such other factors we considered relevant when assessing whether the prior period balance sheet misstatements are material to the Fiscal Year 2014 and Fiscal Year 2015 financial statements as outlined below:

•
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate - The calculation of the tax liability was a precise measurement and was calculated correctly. The classification on the balance sheet was an error as we incorrectly included the amount of the tax liability in the Parent capital investment. Correction of this error subsequently resulted in a change between financing activities and operating activities on the statement of cash flows to reflect the updated balance sheet presentation.

•
Whether the misstatement masks a change in earnings or other trends – This is a one-time item and we believe it is reasonable to conclude that it would not alter an investor's perception of key trends in the business. There was no fundamental change in the trend of net income from continuing operations due to the classification of these tax liabilities. There was no change in the trend of equity or working capital.

•
Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise – This classification error does not hide the failure to meet analysts' consensus estimates. Prior to Fiscal Year 2016, the only guidance provided was comparable sales percentage, expenses related to development of Yuzu® (our digital education platform) and capital expenditures. In addition, the analyst presentations have focused primarily on income statement metrics. The error did not impact comparable sales or income statement metrics.

•	Whether the misstatement changes a loss into income or vice versa – This classification error does not impact the net income and therefore does not change net income for any period reported.

•
Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability – We have only one segment. The classification error does not impact net income and does not change net income for any period reported.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements – The classification error did not affect our compliance with regulatory requirements or any debt covenants.

•
Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements – The classification error did not impact compliance with our covenant calculations or contractual requirements.

•
Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – The classification error did not impact management's compensation (estimated or actual). The impacted financial statement line items are not drivers of bonus or other forms of incentive compensation. Management’s compensation is based on a mix of a fixed salary and performance based compensation for which the target is either EBIT or EBITDA. This reclassification has no impact on any of those metrics, and therefore, no impact on management's compensation.

•	Whether the misstatement involves concealment of an unlawful transaction – This classification error did not conceal any unlawful transaction.

•
Whether the misstatement relates to the incorrect selection or application of an accounting policy that has an immaterial effect on the current period’s financial statements but is likely to have a material effect on future periods’ financial statements – The error does not relate to the incorrect selection or application of an accounting policy. The error was the result of the inadvertent elimination of a long-term tax payable into equity.

•
Whether there are indications of possible income-smoothing in correcting a prior period’s over- or under-accruals during a period of declining or rising earnings – Transactions do not relate to over- or under-accruals or areas of significant financial significance as measured by our key stakeholders. The error does not impact the income statement.

•
Whether the misstatement is significant with regard to our understanding of known previous communications to users of the financial statements (e.g., in relation to forecasted earnings) – The Company currently does not provide forecasted future results.

•
Whether the misstatement relates to items involving related parties or known users – The error was the result of an inadvertent adjustment to contribute the long-term tax payable to equity in connection with the forgiveness of other intercompany payables during the spin-off process.

•
Whether the misstatement relates to sensitive matters – The error did not relate to sensitive matters. The adjustment does not relate to any fraud, suspected non-compliance with laws and regulations, violations of contractual provisions or conflicts of interests.

•
Affects other information that will be communicated in documents containing the audited financial statements that may reasonably be expected to influence the economic decisions of the users of the financial statements – The error does not impact other information in documents that would influence the economic decisions of the users of the financial statements. The error related to the long-term tax payable has no impact on the key metrics evaluated by the users of the financial statements.

•
May have a material effect on the next interim financial statements that are publicly issued (even though the misstatement is immaterial to the current period financial statements) – The error did not have a material impact on the next publicly issued financial statements and was corrected by re-classing the tax payable out of equity.

•	Statutory or regulatory reporting requirements that affect materiality thresholds – No statutory or regulatory reporting requirements affecting the consolidated materiality thresholds.

•
The significance of the financial statement element affected by the misstatement – The error relates to income taxes payable and equity. While the error is large relative to total liabilities, cash provided by operating activities and cash provided by financing activities, we believe it does not impact the key metrics evaluated by the users of the financial statements including the income statement or the net increase (decrease) in cash and cash equivalents.

•
The definitive character of the misstatement – The adjustment was an inadvertent error and is a reclassification on the balance sheet with a corresponding reclassification from financing activity to operating activity for the statement of cash flow.

•
The motivation of management with respect to the misstatement – There was no motivation of management with respect to the misstatement. The error relates to an inadvertent classification error of the income tax payable and has no impact on key metrics evaluated by the users of the financial statements.

•	The existence of offsetting effects of individually significant but different misstatements – There are no offsetting effects of other misstatements.

•	The cost of making the correction – There are no significant costs of making the correction.

•
Causes the disclosures to not be adequate or omit information not specifically required by the applicable financial reporting framework but which, in our judgment, is important to the users’ understanding of the financial position, financial performance or cash flows of the entity or conveys something in a false or misleading manner – There is no significant impact to financial statement disclosures. Disclosures are deemed to be adequate and do not omit information required by the financial reporting framework.

In addition to the qualitative questions above, we further present the following additional qualitative factors:

•
It is relevant to note that our stock was part of a spin transaction to existing shareholders. The stock was simply distributed to then current shareholders of our Former Parent and in effect was a split of the total consolidated equity between the two companies. Based upon the factors noted above, we believe that the immaterial balance sheet error had no impact on an investor’s evaluation of our stock. We believe investors were not making an investment decision based on such items in the balance sheet in the Form S-1/A, but rather on our current business model and growth potential.

•	BNED’s investor presentation for the spin transaction discussed herein focuses on:

▪	Tenure of management

▪	Growth and market opportunities

▪	Market share and description of fragmented industries

▪	Profitability and proven business model

▪	Relationships with schools

▪	Technology platforms

▪	Digital education opportunities

•	BNED’s investor presentation’s financial summary includes:

▪	Total Sales

▪	Gross Profit and Margin

▪	Selling & Administrative Expenses

▪	Pro Forma EBITDA

▪	Comparable store sales

▪	Presents only Cash and Debt on the Balance Sheet

▪	Liabilities or Equity not highlighted
We believe that the judgment of a reasonable person relying upon our financial statements would not have been changed or influenced due to the classification of the tax liability in our financial statements for the period presented. We believe this prior period misstatement qualified as an immaterial balance sheet error correction and was corrected in the first quarter 10Q for the period ending August 2, 2015 reflected in the balance sheets presented, along with disclosure of the error correction in the related notes to the financial statements.
Cash and Accounts Payable Error
In connection with the review of an account analysis for the Fiscal Year 2016 audit, we determined outstanding payments were incorrectly reclassified from cash to accounts payable. We determined that specific primary operating bank accounts consolidate and have a right to offset provision. Therefore, the outstanding payments should remain in the cash classification, unless the overall bank balance was in an overdraft position.

We determined that we had incorrectly overstated cash and accounts payable by $14.9 million in Fiscal Year 2015. Cash and accounts payable previously reported for interim periods in Fiscal Year 2016 were also incorrectly overstated. For Fiscal Year 2016, cash and accounts payable was incorrectly overstated by $7.1 million, $125.6 million, and $18.8 million for Q116, Q216, and Q316, respectively. The Fiscal Year 2016 year-end balance was corrected prior to filing the Form 10-K for Fiscal Year 2016.
Based on the quantitative and qualitative discussion below, we assessed the materiality of the error to determine if previously issued consolidated financial statements should be restated and reissued and determined that restatement was no restatement was necessary.
Materiality Assessment - Quantitative Considerations
The following reflects the impact of the classification error for the periods presented (in thousands of dollars, except percentages):

	Fiscal Year 2016
	Q3	Q2	Q1	Fiscal Year 2015
Total Revenues
As Reported	518,423	755,864	238,983	1,772,998
Corrected	518,423	755,864	238,983	1,772,998
Net Change	—	—	—	—
% Change	0%	0%	0%	0%

Adjusted EBITDA
As Reported	22,630	72,682	(35,140)	84,069
Corrected[1]	22,630	72,682	(35,140)	84,069
Net Change	—	—	—	—
% Change	0%	0%	0%	0%

Net Income (Loss)
As Reported	(3,603)	33,401	(26,918)	19,132
Corrected	(3,603)	33,401	(26,918)	19,132
Net Change	—	—	—	—
% Change	0%	0%	0%	0%

Cash
As Reported	126,909	214,281	16,029	59,714
Corrected	108,162	88,649	8,887	44,816
Net Change	(18,747)	(125,632)	(7,142)	(14,898)
% Change	(14.8)%	(58.6)%	(44.6)%	(24.9)%

Current Assets
As Reported	948,365	851,019	856,785	510,222
Deferred tax reclass to Other LT Liab[2]	24,323	24,182	23,265	24,358
As Reported, net of deferred tax reclass	924,042	826,837	833,520	485,864
Corrected	905,295	701,205	826,378	470,966
Net Change	(18,747)	(125,632)	(7,142)	(14,898)
% Change	(2.0)%	(14.8)%	(0.8)%	(2.9)%
Total Assets
As Reported	1,560,123	1,475,486	1,480,003	1,129,924
Deferred tax reclass to Other LT Liab[2]	24,323	24,182	23,265	24,358

As Reported, net of deferred tax reclass	1,535,800	1,451,304	1,456,738	1,105,566
Corrected	1,517,053	1,325,672	1,449,596	1,090,668
Net Change	(18,747)	(125,632)	(7,142)	(14,898)
% Change	(1.2)%	(8.5)%	(0.5)%	(1.3)%

Accounts Payable
As Reported	507,731	475,072	603,928	170,101
Corrected	488,984	349,440	596,786	155,203
Net Change	(18,747)	(125,632)	(7,142)	(14,898)
% Change	(3.7)%	(26.4)%	(1.2)%	(8.8)%

Current Liabilities
As Reported	707,386	612,484	665,575	267,676
Corrected	688,639	486,852	658,433	252,778
Net Change	(18,747)	(125,632)	(7,142)	(14,898)
% Change	(2.7)%	(20.5)%	(1.1)%	(5.6)%

Total Liabilities
As Reported	841,477	745,808	808,167	403,255
Deferred tax reclass to Other LT Liab[2]	24,323	24,182	23,265	24,358
As Reported, net of deferred tax reclass	817,154	721,626	784,902	378,897
Corrected	798,407	595,994	777,760	363,999
Net Change	(18,747)	(125,632)	(7,142)	(14,898)
% Change	(2.2)%	(16.8)%	(0.9)%	(3.7)%

Total Equity
As Reported	718,646	729,678	671,836	726,669
Corrected	718,646	729,678	671,836	726,669
Net Change	—	—	—	—
% Change	0%	0%	0%	0%

Net cash flow provided by operating activities
As Reported	125,944	192,215	1,799	20,471
Corrected	122,095	81,481	9,555	17,725
Net Change	(3,849)	(110,734)	7,756	(2,746)
% Change	(3.1)%	(57.6)%	431.1%	(13.4)%

Changes in other operating assets and liabilities, net
As Reported	68,038	158,409	6,558	(50,914)
Corrected	64,189	47,675	14,314	(53,660)
Net Change	(3,849)	(110,734)	7,756	(2,746)
% Change	(5.7)%	(69.9)%	118.3%	5.4%

Changes in accounts payable and accrued liabilities
As Reported	439,766	344,817	397,899	9,705
Corrected	435,917	234,083	405,655	6,959
Net Change	(3,849)	(110,734)	7,756	(2,746)
% Change	(0.9)%	(32.1)%	1.9%	(28.3)%

1 - At the end of FY16 in our 10-K, we updated our definition of Adjusted EBITDA to include adjustments to add back transaction costs and restructuring costs. $1.6 million of such costs were added back to our previously reported Q3 FY16 Adjusted EBITDA to arrive at the $24.2 million Adjusted EBITDA balance as disclosed in our Q3 FY17 10-Q. The corrected amount above excludes this adjustment to illustrate there was no impact on Adjusted EBITDA as a result of this error correction.

2 - In FY16, we adopted Accounting Standard Update (“ASU”) No. 2015-17, Income Taxes (Topic 740) - Balance Sheet Classification of Deferred Taxes ("ASU 2015-17") retrospectively, which resulted in a reclassification of our net current deferred tax asset to the net non-current deferred tax liability in our consolidated balance sheet.

Note: The impact to Q216 was significantly larger than other quarters due to seasonality. Textbook purchases from the publishers occur in the summer months and are generally paid at end of October or first week of November. Given our 52/53 week year, depending on the fiscal year these payments are made at end of Q2 or beginning of Q3.

There is no impact on the following items had cash and accounts payable been correctly reflected for any of the periods presented.

• Revenue	• Earnings Per Share
• Pre-tax Net Income	• Total Equity
• Income Tax Expense	• Bank Covenants
• Net Income	• Non-GAAP Measures
Based upon the quantitative analysis above, there is no impact to the income statement. There is a material quantitative balance sheet impact to cash and accounts payable in Q216, but based upon the qualitative considerations discussed below, we believe that, when taken in the context of the entire balance sheet, this is an immaterial balance sheet error correction.
Materiality Assessment - Qualitative Considerations
We considered certain qualitative factors when assessing whether the prior periods balance sheet misstatements are material to the financial statements as outlined below:

•
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate – The calculation of the outstanding payments was a precise measurement and was calculated correctly. The classification on the balance sheet was an error as we incorrectly reclassed the amount of the outstanding payments to accounts payable. A corresponding adjustment to our cash flows provided by operating activities was made for the respective periods to reflect the correction of the cash and accounts payable amounts on the balance sheet.

•
Whether the misstatement masks a change in earnings or other trends – This would not alter an investor's perception of key trends in the business. There was no fundamental change in the trend of net income from continuing operations due to the classification of cash and accounts payable. There was no change in the trend of equity (this item is an offsetting impact between cash and accounts payable).

•
Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise – This classification error does not hide the failure to meet analysts' consensus estimates. Prior to Fiscal Year 2016, the only guidance provided was comparable sales percentage, expenses related to development of Yuzu® (our digital education platform) and capital expenditures. In addition, the analyst presentations have focused primarily on income statement metrics. The error did not impact comparable sales or income statement metrics.

•	Whether the misstatement changes a loss into income or vice versa – This classification error does not impact the net income and therefore does not change net income for any period reported.

•
Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability –We have only one segment. The classification error does not impact net income and does not change net income for any period reported.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements – The classification error did not affect our compliance with regulatory requirements or any debt covenants.

•
Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements – The classification error did not impact compliance with our covenant calculations or contractual requirements.

•
Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – The classification error did not impact management's compensation (estimated or actual). The impacted financial statement line items are not drivers of annual cash or other forms of incentive compensation. Management’s compensation is based on a mix of a fixed salary and performance based compensation for which the target is either EBIT or EBITDA. This reclass has no impact on any of those metrics.

•	Whether the misstatement involves concealment of an unlawful transaction – This classification error did not conceal any unlawful transaction.

•
Whether the misstatement relates to the incorrect selection or application of an accounting policy that has an immaterial effect on the current period’s financial statements but is likely to have a material effect on future periods’ financial statements – The item will not have a material effect on future periods’ financial statements.

•
There are indications of possible income-smoothing in correcting a prior period’s over- or under-accruals during a period of declining or rising earnings – Transactions do not relate to over- or under-accruals or areas of significant financial significance as measured by our key stakeholders. The error does not impact the income statement.

•
Is significant with regard to our understanding of known previous communications to users of the financial statements (e.g., in relation to forecast earnings) – Prior to Fiscal Year 2016, the Company only provided guidance with regard to capital expenditures and same store sales; the guidance provided was not impacted by this item and this item did not impact forecasted future results.

•	Relates to items involving related parties or known users – The error did not relate to related parties or known users.

•
Relates to sensitive matters – The error did not relate to sensitive matters. The adjustment does not relate to any fraud, suspected non-compliance with laws and regulations, violations of contractual provisions or conflicts of interests.

•
Affects other information that will be communicated in documents containing the audited financial statements that may reasonably be expected to influence the economic decisions of the users of the financial statements – The error does not impact other information in documents that would influence the economic decisions of the users of the financial statements. The error related to the accounts payable reclassification has no impact on the key metrics evaluated by the users of the financial statements.

•
May have a material effect on the next interim financial statements that are publicly issued (even though the misstatement is immaterial to the current period financial statements) – The error did not have a material impact on the next publicly issued financial statements and was corrected by re-classing cash and accounts payable for the comparable period.

•	Statutory or regulatory reporting requirements that affect materiality thresholds – No statutory or regulatory reporting requirements affecting the consolidated materiality thresholds.

•
The significance of the financial statement element affected by the misstatement – While the error is large in Q216, it did not impact on the key metrics evaluated by the users of the financial statements.

•	The definitive character of the misstatement – The adjustment was an inadvertent error and is a reclassification on the balance sheet.

•
The motivation of management with respect to the misstatement – There was no motivation of management with respect to the misstatement. The error relates to an inadvertent classification error of cash and has no impact on key metrics evaluated by the users of the financial statements.

•	The cost of making the correction – There are no significant costs of making the correction.

•
Causes the disclosures to not be adequate or omit information not specifically required by the applicable financial reporting framework but which, in our judgment, is important to the users’ understanding of the financial position, financial performance or cash flows of the entity or conveys something in a false or misleading manner – There is no significant impact to financial statement disclosures. Disclosures are deemed to be adequate and do not omit information required by the financial reporting framework.

We believe that the judgment of a reasonable person relying upon our financial statements would not have been changed or influenced due to the classification of cash and accounts payable in our financial statements for the period presented. We concluded that this balance sheet misstatement is not material to an investor as it did not affect pre-tax income, net income, earnings per share, or net working capital reported in the financial statements for any prior period financial statements. Additionally, this balance sheet misstatement did not affect the debt covenants under our Credit Facility.
We believe this prior period misstatement qualifies as an immaterial balance sheet error correction and was corrected in the Form 10-K for the period ending April 30, 2016 reflected in the balance sheets presented, along with disclosure of the error correction in the related notes to the financial statements. During Fiscal Year 2017, any comparable prior year balance sheet that was presented reflects the correction and the Form 10-Q’s included a disclosure of the error correction in the related notes to the financial statements.
The Audit Committee and our external auditors reviewed the facts and circumstances related to the prior period misstatements and they agreed with management’s conclusion that the prior period misstatements qualified as an immaterial balance sheet error correction.
Internal Control over Financial Reporting
In evaluating internal control over financial reporting, we consider the materiality of a deviation from the operating effectiveness or design of an internal control on both a quantitative and qualitative basis. These considerations guide the classification of identified deviations as an exception and/or a control deficiency. Individual exceptions are generally lower in significance and risk and/or mitigated by other internal controls. Control deficiencies are classified based on the likelihood and magnitude of potential misstatement and range from deficiency to significant deficiency to material weakness in controls over financial reporting. The magnitude of the control deficiency is evaluated based on the impact of actual and/or potential misstatements on annual and interim financial statements. Each individual exception and control deficiency is aggregated in a final evaluation to determine the existence of a significant deficiency and/or material weakness. In addition, we consider the suite of controls which may mitigate and reduce the risks associated with control deficiencies.
Based on the evaluation performed during the first quarter of Fiscal Year 2016 with respect to our internal controls, we believed the LIFO tax reserve balance sheet classification error to be a significant deficiency in internal control over financial reporting due to the absence of a formal review over unusual and/or non-recurring items. This was disclosed to the Audit Committee of the Board of Directors and the external auditors, who agreed with the Company’s assessment. The identified error could not rise to a material weakness since the ultimate LIFO reserve balance was properly calculated and reviewed at August 2, 2015 and included in the financial statements, although it was not within the proper financial statement line-item. Therefore, despite the absence of certain controls that were subsequently designed and implemented to remediate this significant deficiency, the overall magnitude of the error could not have been any greater and did not rise to a material weakness. The remediation efforts for this item included hiring a VP, Chief Accounting Officer to formalize the technical accounting whitepaper and review process.
Based on the evaluation performed during the fourth quarter Fiscal Year 2016 with respect to our internal controls, we believed the cash and accounts payable balance sheet error to be a deficiency as the financial statement amount was limited to the error identified and there could not have been any additional exposure beyond the amount as it is limited to the outstanding checks associated with a single banking arrangement. Further, the error was concluded to be immaterial to the financial statements based on the materiality analysis discussed above and did not impact our pre-tax income, net income or earnings per share amounts. Once the error was identified, we reassessed the design of our process associated with the review of the outstanding check listing with regard to its presentation in cash and accounts payable. We concluded that this control deficiency was remediated in the first quarter of our Fiscal Year 2017.
In evaluating our disclosure controls and procedures following the identification of the matters noted above, management, including our Chief Executive Officer and Chief Financial Officer, concluded that despite the identified significant deficiency and deficiency discussed above, our system of internal controls was designed and operating effectively, for all relevant periods, to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.
Note 14. Income Taxes, page 69

5.
Please explain to us why the amount reflected for “State income taxes, net of federal income tax benefit” in the reconciliation of your effective income tax rate to the statutory income tax rate for Fiscal 2016 is a tax benefit of 15.2%.

Response:
The amount reflected for “State income taxes, net of federal income tax benefit” in the reconciliation of our effective income tax rate to the statutory income tax rate for Fiscal Year 2016 is a tax benefit and not a tax expense for the reasons set out below. More specifically, the components of our state income tax provision, all presented net of the federal income tax impact, were:

Item	Approximate Tax Impact	Approximate Rate Impact
1. State income tax expense on book income[a]	$125,000	4.4%
2. Benefit for state income tax credits	$(300,000)	(10.8)%
3. Benefit for changes to state income tax rates and our state income tax apportionment factors	$(275,000)	(9.8)%
4. Net benefit of other items that were immaterial both individually and in the aggregate	$25,000	1.0%
Total	$(425,000)	(15.2)%

a – Calculated as the product of our pre-tax book income of $2.8 million and our net state income tax combined rate of 4.4%.

As a result of being at or near break-even, $2,752,000 income before taxes, each percentage point of our effective rate represented approximately $28,000 of income tax. In prior years, similar state income tax offsets did not result in a total state tax benefit due to higher pre-tax income.
Schedule II – Valuation and Qualifying Accounts, page 73

6.
It appears that the information provided for your sales return reserve may be presented on a net basis rather than on a gross basis. Please revise future filings to provide this information on a gross basis or advise us why you believe no revision is required.

Response:
In future filings, we will revise this disclosure to present the sales returns reserve on a gross basis.
Form 10-Q for Fiscal Quarter Ended January 28, 2017
Note 2. Summary of Significant Accounting Policies
Goodwill, page 10

7.
We note that your annual goodwill impairment test performed at the beginning of the third quarter resulted in the fair value of your single reporting unit exceeding its carrying value by approximately 5%. It appears, however, that the net book value of your stockholders’ equity substantially exceeded your market capitalization as of the testing date and also as of quarter-end. Please address the following comments related to your most recent goodwill impairment test:

•
Please tell us whether you used both income and market approaches in developing the fair value of your reporting unit. If so, tell us the relative weighting you used for each approach and how you determined such weighting was appropriate. Tell us whether there would have been any change in your impairment analysis had you solely used a market or income approach or had you changed the relative weighting.

•
Please provide us with a reconciliation of the fair value of your reporting unit to your market capitalization. If applicable, provide support for any control premiums. Refer to ASC 350-20-35-22 and -23.

Response:
Using the assistance of a third-party valuation firm, we considered the income, market comparable and the market transaction approaches in developing the estimated fair value of our reporting unit. In determining the weighting to apply, we evaluated several factors based upon the information available at the time of the analysis. The significant facts and circumstances considered and documented contemporaneously at the time of the analysis are as follows:

•
We are one of the largest contract operators of bookstores on college and university campuses across the United States and a leading provider of digital education services. There are no direct comparable public companies related to our business. Only one other company provides similar services to college and university campuses, however they are privately-held.

•
For purposes of this analysis, the market comparable approach included specialty retailers, online digital education companies and publishers. There was limited comparable data for public entities in our related industry.

We considered all three approaches and after consideration of the facts, primarily that there are no pure play comparable public company data and limited comparable transactions, we determined that weighting 100% to income approach was the most appropriate approach for determining the fair value of the reporting unit. We considered the market comparable and market transaction approaches solely as a measure of the reasonableness for the conclusions derived from the income approach. The market transaction approach was supportive of the results from the income approach and would not have changed the impairment analysis had it been solely relied upon, whereas the market comparable approach was below the concluded value and would have changed our conclusion had it been solely relied upon.
Based on our estimated fair value, the implied control premium was 75.7% on the valuation date. ASC 350-20-35-22 states the following with regards to the use of quoted market prices:
“Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole.”
We note that our stock price as of the annual goodwill impairment valuation date was at an approximate six-month low. As such, we considered 30-day, 60-day, and 90-day averages to test the movement of the stock price prior to the valuation date. In comparison, the 60-day and 90-day averages implied a control premium between 50.7% and 54.8% as illustrated in the table below:

Reconciliation to Market Capitalization
($ in millions, except per share data)
	30 Day Avg	60 Day Avg	90 Day Avg	Nov. 1, 2016
Share Price	$9.51	$10.32	$10.60	$9.09
Number of Shares Outstanding (in millions)	46.3	46.3	46.3	46.3
Market Value of Equity (minority, marketable basis)	$440.1	$477.4	$490.3	$420.6
Indicated Value of Equity of the Company (control, marketable basis)	739.1	739.1	739.1	739.1
Implied Premium to Market Capitalization	$299.0	$261.7	$248.8	$318.5
Implied Control Premium	67.9%	54.8%	50.7%	75.7%

Additionally, we reviewed the most recent analyst reports available at the time of the annual goodwill impairment valuation date which further illustrated the volatile nature of our stock price and yielded an implied control premium of 19.8% as shown in the following table:

Indicated Value per Analyst Reports
($ in millions, except per share data)
	Analyst 1	Analyst 2	Analyst 3
Report Date	12/7/2016	12/6/2016	12/6/2016	Average
Target Share Price	$14.00	$10.00	$16.00	$13.33
Number of Shares Outstanding (in millions)	46.3	46.3	46.3	46.3
Market Value of Equity (minority, marketable basis)	$647.9	$462.8	$740.4	$617.0
Indicated Value of Equity of the Company (control, marketable basis)	739.1	739.1	739.1	739.1
Implied Premium to Market Capitalization	$91.2	$276.3	$(1.3)	$122.1
Implied Control Premium	14.1%	59.7%	(0.2)%	19.8%
During our review of the annual goodwill impairment valuation, we considered the significant facts and circumstances, such as our first year performance as an independent company, the lack of comparable data, specifically for pure play public company competitors and limited market transactions, as well as the volatility in the higher education industry and retail industry, which is reflective in the stock price. Based on these factors, we determined that weighting 100% to income approach was the most appropriate approach for determining the fair value of the reporting unit.
_____________________________________________________________________________
The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please do not hesitate to contact me directly at 908.991.2640.

Sincerely,

/s/ Barry Brover

Barry Brover
Chief Financial Officer

cc:
Max J. Roberts

Michael C. Miller
Suzanne E. Andrews
Suzanne Hanselman, BakerHostetler